Filed Pursuant to Rule 433
Registration Statement No. 333-265317 and 333-265317-01
June 28, 2022

Pentair Finance S.à r.l.

Pricing Term Sheet

Issuer:	Pentair Finance S.à r.l.
Guarantor:	Pentair plc
Offering Format:	SEC Registered
Security:	5.900% Senior Notes due 2032 (the “Notes”)
Size:	$400,000,000
Maturity:	July 15, 2032
Coupon:	5.900%
Price to Public:	97.813% of face amount
Yield to Maturity:	6.196%
Spread to Benchmark Treasury:	+300 basis points
Benchmark Treasury:	2.875% due May 15, 2032
Benchmark Treasury Yield:	3.196%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2023

Redemption Provisions:
Make-Whole Call:	At any time prior to par call date at a discount rate of Treasury plus 45 basis points
Par Call:	At any time on or after April 15, 2032 (the date that is three months prior to the maturity date)
Tax Call:	At any time at par if certain events occur involving changes in taxation
Special Mandatory Redemption:

If (i) the consummation of the Manitowoc Ice acquisition (as defined in the Preliminary Prospectus Supplement) does not occur on or prior to January 14, 2023 (or such later date on or before April 14, 2023 as extended by the parties to the Purchase Agreement (as defined in the Preliminary Prospectus Supplement) pursuant to the terms and conditions set forth therein, the “Outside Date”), (ii) the Issuer notifies the Trustee and the holders of the Notes that in its reasonable judgment the Manitowoc Ice acquisition will not be consummated on or prior to the Outside Date (iii) the Purchase Agreement has been terminated without the consummation of the Manitowoc Ice acquisition, then the Issuer will be required to redeem all of the Notes then outstanding on the date of the special mandatory redemption at a redemption price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the redemption date.

Trade Date:	June 28, 2022
Settlement Date:	July 8, 2022 (T+7)
CUSIP:	709629AS8
ISIN:	US709629AS88

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings*:	Baa3 (stable outlook) / BBB- (stable outlook) (Moody’s/S&P)
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Senior Co-Managers:	Wells Fargo Securities, LLC PNC Capital Markets LLC BMO Capital Markets Corp.
Co-Managers:	BBVA Securities Inc. Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, calling BofA Securities, Inc. toll-free at (800) 294-1322 or emailing at dg.prospectus_requests@bofa.com or calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or e-mailing at prospectus@citi.com.

The underwriters expect to deliver the Notes against payment for the Notes on or about July 8, 2022, which will be the seventh business day following the date of the pricing of the Notes. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade Notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.